Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BY-LAWS

OF

REIN THERAPEUTICS, INC.

The Board of Directors of Rein Therapeutics, Inc., a Delaware corporation (the “Corporation”), having resolved to amend the Amended and Restated By-laws of the Corporation (the “By-laws”) as set forth below, the By-laws are hereby amended as follows, effective as of July 10, 2025:

1.	Article I, Section 1.6 of the By-laws is hereby amended and restated in its entirety to read as follows:

“1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the holders of forty percent (40%) of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.”

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(Signature page follows)

IN WITNESS WHEREOF, the Corporation has caused this Amendment No. 1 to the By-laws to be signed by its President and Chief Executive Officer on July 10, 2025.

Rein Therapeutics, Inc.

By:	/s/ Brian Windsor
Name: Brian Windsor, Ph.D.
Title: President and Chief Executive Officer